 Exhibit (a)(1)(vi)
Virtus Global Dividend & Income Fund Inc.
c/o Virtus Investment Advisers, Inc.
100 Pearl Street
Hartford, CT 06103
Dear Stockholder:
At meetings held on March 28, 2016 and April 19, 2016, the Board of Directors (the “Board”) of Virtus Global Dividend & Income Fund Inc. (then known as The Zweig Total Return Fund, Inc.) (the “Fund”) voted in favor of a proposal to conduct a tender offer campaign comprised of one unconditional tender offer (for up to 15% of the Fund’s outstanding shares of common stock (the “Shares”)) and two conditional tender offers (each for up to 5% of the Fund’s Shares), all for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”). The initial tender offer, for up to 15% of the Fund’s Shares was completed on May 26, 2016 and the Fund accepted 4,768,925.10 shares, representing 15% of its Shares at a purchase price of  $12.96 per Share. The condition for the first conditional tender offer was met when the Fund’s average trading discount, calculated as the percentage difference between NAV and the volume-weighted average price on each trading day, was more than 8 percent for a specified 12-week period ending on August 19, 2016. The Board subsequently approved the commencement of the first conditional tender offer at a meeting held on September 20, 2016. The first conditional tender offer, for up to 5% of the Fund’s Shares was completed on December 23, 2016 and the Fund accepted 1,351,195.45 shares, representing 5% of its Shares at a purchase price of  $12.4950 per Share. The condition for the second conditional tender offer was met when the Fund’s average trading discount, calculated as the percentage difference between NAV and the volume-weighted average price on each trading day, was more than 8 percent for a specified 12-week period ending on March 17, 2017. The Board subsequently approved the commencement of the second conditional tender offer at a meeting held on March 24, 2017.
Accordingly, the Fund is hereby commencing an offer to purchase up to 5% of the Fund’s outstanding Shares for cash at a price equal to 98% of the Fund’s NAV as of the close of regular trading on the New York Stock Exchange (“NYSE”) on June 23, 2017 or the last business day through which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the “Offer”).
The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund’s Shares. The deadline for participating in the Offer is 11:59 p.m., New York time, June 23, 2017, or such later date through which the Offer is extended.
Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted on or about June 30, 2017, unless the Offer is extended.
If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.
As of April 28, 2017, the Fund’s NAV was $12.65 and 25,672,713.55 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at (866) 821-0284.
Neither the Fund nor its Board is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson LLC, the Fund’s Information Agent, at (866) 821-0284.
Very truly yours,
William J. Renahan
Vice President, Chief Legal Officer and Secretary
May 26, 2017